UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

LASERCARD CORPORATION

(Name of Subject Company)

AMERICAN ALLIGATOR ACQUISITION CORP.

a wholly-owned subsidiary of

ASSA ABLOY INC.

a wholly-owned subsidiary of

ASSA ABLOY AB

(Names of Filing Persons (Offerors))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

William West

Senior Vice President and Chief Financial Officer

HID Global Corporation

c/o ASSA ABLOY Inc.

15370 Barranca Parkway

Irvine, CA 92618

Tel: (949) 732-2003

Fax: (949) 732-2120

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Tel: (617) 239-0100

Fax: (617) 227-4420

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 78,638,883	$ 5,606.95

*	Estimated solely for the purpose of calculating the filing fee. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock, $0.01 par value per share, of LaserCard Corporation. at a purchase price of $6.25 per share, with 12,348,904 shares issued and outstanding, 661,681 shares issuable upon exercise of outstanding options (with a weighted average exercise price of $5.17, and 119,392 restricted stock units in each case as of December 14, 2010, as represented by LaserCard Corporation.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 5,606.95	Filing Party:	American Alligator Acquisition Corp., ASSA ABLOY Inc. and ASSA ABLOY AB

Form or Registration No.:	Schedule TO	Date Filed:	December 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (“SEC”) on December 22, 2010, as amended and supplemented by Amendment No. 1 filed with the SEC on January 6, 2011 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on January 19, 2011 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on January 20, 2011 (“Amendment No. 3”) and Amendment No. 4 filed with the SEC on January 21, 2011 (“Amendment No. 4”) by American Alligator Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of ASSA ABLOY Inc. (“ASSA US”), which is an Oregon corporation and wholly-owned subsidiary of ASSA ABLOY AB (“ASSA ABLOY”), a limited liability corporation organized under the laws of Sweden, to purchase all of the outstanding shares of common stock, $0.01 par value per share, of LaserCard Corporation, a Delaware corporation (“LaserCard”) (collectively the “Shares” and each share thereof a “Share”), at a purchase price of $6.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 5 is being filed on behalf of Purchaser, ASSA US and ASSA ABLOY.

All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule TO, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

The Offer expired at 12:00 midnight, New York City time, at the end of Friday, January 21, 2011. Based on information provided by the Depositary, as of 12:00 midnight, New York City time, at the end of Friday, January 21, 2011, a total of 7,562,610 Shares were validly tendered pursuant to the Offer and not withdrawn (including 352,072 Shares delivered through notices of guaranteed delivery), representing approximately 61% of the outstanding Shares. Purchaser has accepted for payment all Shares validly tendered and not withdrawn (excluding shares delivered through notices of guaranteed delivery), and payment for such Shares will be made promptly in accordance with the terms of the Offer. Shares validly tendered in satisfaction of guaranteed delivery procedures will also be accepted for payment and promptly paid for.

On January 24, 2011, ASSA ABLOY and LaserCard issued a joint press release announcing the expiration and results of the initial period of the Offer and that Purchaser has commenced a Subsequent Offering Period for all remaining untendered Shares. The Subsequent Offering Period will expire at 5:00 p.m., New York City time, on Thursday, January 27, 2011, unless extended. During the Subsequent Offering Period, holders of Shares who did not previously tender their Shares during the Offer may do so. Purchaser will immediately accept for payment all Shares properly tendered during the Subsequent Offering Period and will promptly pay the same $6.25 per Share, net to the seller in cash without interest thereon, paid during the initial offering period of the Offer. The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are the same as those described in the Offer to Purchase, except that (i) the guaranteed delivery procedures may not be used during the Subsequent Offering Period and (ii) pursuant to applicable law, Shares tendered during the Subsequent Offering Period may not be withdrawn.

The full text of the January 24, 2011 press release is attached hereto as Exhibit (a)(5)(G).

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(G) Press Release, dated January 24, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2011

AMERICAN ALLIGATOR ACQUISITION CORP.

By:	/s/ Denis R. Hébert

Name: Denis R. Hébert
Title: President

Dated: January 24, 2011

ASSA ABLOY INC.

By:	/s/ Jeffrey A. Mereschuk

Name: Jeffrey A. Mereschuk
Title: Executive Vice President and CFO

Dated: January 24, 2011

ASSA ABLOY AB

By:	/s/ Denis R. Hébert

Name: Denis R. Hébert
Title: Executive Vice President

EXHIBIT INDEX

Exhibit Number	Document

(a)(5)(G)	Press release, dated January 24, 2011.